United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 08)*

OMB Number 3235-0145
CAVALIER HOMES INC
(Name of Issuer)
Common Stock
(Title of Class of Securities)
149507-105
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
√	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  DONNELL BARRY B

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Citizenship or Place of Organization

  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  930,000 (See Note A)

  Shared Voting Power

  0

  Sole Dispositive Power

  930,000 (See Note A)

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  930,000 (See Notes A and B)

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)   √
  Percent of Class Represented by Amount in Row 9

  5.28%

  Type of Reporting Person (See Instructions)

  IN

Footnotes:

Note (A) – Includes 100,000 shares of Common Stock held by a foundation of which Mr. Donnell is co-trustee, and 100,000 shares of Common Stock held by a family limited partnership. This number also includes 30,000 shares of Common Stock which Mr. Donnell has the right to acquire upon the exercise of options that are exercisable in full within 60 days. This number does not include 20,000 shares held by Mr. Donnell’s wife, with respect to which shares Mr. Donnell disclaims beneficial ownership.

Note (B) – Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2008 received from the Issuer on February 12, 2009. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock, which the reporting person has the right to acquire upon the exercise of options that are exercisable within 60 days, are deemed to be outstanding.

Item 1.

  Name of Issuer

  Cavalier Homes, Inc.

  Address of Issuer's Principal Executive Offices

  32 Wilson Boulevard 100
  Addison, AL 35540

Item 2.

  Name of Person Filing

  Barry B. Donnell

  Address of Principal Business Office or, if None, Residence

  719 Scott Avenue, Suite 414
  Wichita Falls, Texas 76301

  Citizenship

  United States of America

  Title of Class of Securities

  Common Stock

  CUSIP Number

  149507-105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  930,000 (See Note A)

  Percent of class:

  5.28%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    930,000 (See Note A)

    Shared power to vote or to direct the vote:

    0

    Sole power to dispose or to direct the disposition of:

    930,000 (See Note A)

    Shared power to dispose or to direct the disposition of:

    0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
Date
/s/ Michael R. Murphy, Attorney-in-fact
Signature
Michael R. Murphy, Attorney-in-fact
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)